Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

OF

ARMATA PHARMACEUTICALS, INC.

1.       Section 2.8 of the Amended and Restated Bylaws of the Corporation was amended in its entirety by unanimous vote by the Board of Directors on February 24, 2020, to read as follows:

2.8	Fixing of Record Date for Determining Shareholders

For the purpose of determining shareholders entitled (a) to notice of or to vote at any meeting of shareholders or any adjournment thereof, (b) to demand a special meeting, or (c) to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the Board may fix a future date as the record date for any such determination. Such record date shall be not more than seventy (70) days, and in case of a meeting of shareholders not less than ten (10) days prior to the date on which the particular action requiring such determination is to be taken. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting, the record date shall be the day immediately preceding the date on which notice of the meeting is first given to shareholders. Such a determination shall apply to any adjournment of the meeting unless the Board fixes a new record date, which it shall do if the meeting is adjourned to a date more than one hundred twenty days after the date fixed for the original meeting. If no record date is set for the determination of shareholders entitled to receive payment of any stock dividend or distribution (other than one involving a purchase, redemption or other acquisition of the corporation's shares) the record date shall be the date the Board authorizes the stock dividend or distribution.

Dated this 24th day of February 2020.

ARMATA PHARMACEUTICALS, INC.

By	/s/ Todd R. Patrick
Todd R. Patrick, Chief Executive Officer